UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 11)

BALLY’S CORPORATION

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

90171 V204

(CUSIP Number)

Joseph Mause
Standard General L.P.
767 Fifth Avenue, 12th Floor
New York, NY 10153
Tel. No.: 212-257-4701

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 26, 2021

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Names of Reporting Persons. Standard General L.P.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions): AF

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6	Citizenship or Place of Organization. Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 11,251,159

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 11,251,159

11	Aggregate Amount Beneficially Owned by Each Reporting Person 11,251,159

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 36.4%

14	Type of Reporting Person (See Instructions) IA

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1	Names of Reporting Persons. Soohyung Kim

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions): AF

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6	Citizenship or Place of Organization. United States

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 11,251,159

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 11,251,159

11	Aggregate Amount Beneficially Owned by Each Reporting Person 11,251,159

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 36.4%

14	Type of Reporting Person (See Instructions) IN, HC

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AMENDMENT NO. 11 TO SCHEDULE 13D

This Amendment No. 11 to Schedule 13D (the “Amendment”) relates to Common Stock, par value $0.01 per share (“Common Stock”), of Bally’s Corporation, a Delaware corporation (the “Issuer” or the “Company”). This Amendment is being filed to amend the Schedule 13D that was originally filed on March 29, 2019 and amended on June 26, 2019, July 15, 2019, August 2, 2019, November 19, 2019, February 13, 2020, February 20, 2020, August 7, 2020, September 17, 2020, November 20, 2020 and December 15, 2020 (as amended, the “Schedule 13D”). Unless otherwise indicated in this Amendment, all capitalized terms have the meanings ascribed to them in the Schedule 13D.

* * *

This Amendment is being filed to amend and supplement Items 4 and 5 of the Schedule 13D as set forth below.

Item 4. Purpose of Transaction

Entities affiliated with the Reporting Persons have entered into a margin loan facility with a financial institution, acting on its own behalf and on behalf of such other financial institutions as may serve as lenders thereunder from time to time. Securities beneficially owned by the Reporting Persons, including shares of the Issuer's Common Stock, may be pledged as collateral for margin loans under the loan facility from time to time. Shares of the Issuer’s Common Stock beneficially owned by the Reporting Person have been so pledged. In the event of a default, the lenders could take possession of all or a portion of the pledged shares. Margin loans extended under the loan facility are subject to additional customary terms and conditions.

Item 5. Interest in Securities of the Issuer

(a) and (b) See Items 7-13 of the cover pages and Item 2 above.

(c) The Reporting Persons did not effect any transactions in shares of the Issuer’s Common Stock during the sixty day period prior to the filing of this Schedule 13D, except as follows:

Transaction	Date	No.Shares	Price Per Share
Open Market Sale	01/26/2021	220,304	$54.50

The percentages reported herein are based on a statement in the Issuer's Annual Report for the year ended December 31, 2020 that there were 30,913,329 shares of the Issuer's Common Stock outstanding as of February 19, 2021.

(d) Not applicable.

(e) Not applicable.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 30, 2021

STANDARD GENERAL L.P.

	By:	/s/ Joseph Mause
	Name:	Joseph Mause
	Title:	Chief Financial Officer

SOOHYUNG KIM

/s/ Soohyung Kim
Soohyung Kim

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